UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Landauer, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

51476K 10 3
(CUSIP Number)

KANCHANA WANGKEO LEUNG, ESQ.
GILEAD CAPITAL LP
157 Columbus Avenue, Suite 403
New York, New York 10023

MITCHELL RAAB, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Gilead Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 51476K 10 3

1	NAME OF REPORTING PERSON Jeffrey A. Strong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 480,215
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 480,215
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 480,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 51476K 10 3

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons are extremely disappointed with the response provided by the Issuer in a Form 8-K (the “Form 8-K”) filed within just a few hours of the Reporting Persons sending an open letter to the Board on November 22, 2016 (the “November 22 Letter”). In the Reporting Persons’ view, the Board’s actions as described in the Form 8-K and the private letter sent by the Issuer’s Board to the Reporting Persons on November 23, 2016 (the “Private Letter”) are wholly inadequate and not only fail to address the Reporting Persons’ concerns but exacerbate them.

The Reporting Persons are dismayed that Executive Chairman Michael Leatherman remains on the Board and that the Board intends to nominate him for re-election as a director, though not as Executive Chairman, at the 2017 annual meeting of stockholders (the “2017 Annual Meeting”).

The Reporting Persons are alarmed by the Board’s determination in the Private Letter that Mr. Leatherman’s misrepresentation of his credentials is “not material” despite the fact that, (i) as interim CFO and a member of the Audit Committee, he presided over the preparation of the 2011 to 2014 financial statements of the Issuer that ultimately needed restatement or revision, and (ii) as an individual with no prior industry experience relevant to radiation measurement, the Board held out Mr. Leatherman’s CPA status as a material qualification for his election as a director.

The Board’s decision not to make public this determination demonstrates, in the Reporting Persons’ view, a lack of interest in transparent and honest communication with stockholders, as the Form 8-K response does not address the prior misstatement at all, despite the Reporting Persons pointing to possible implications for the Issuer under the Sarbanes-Oxley Act, the Securities and Exchange Act of 1934, and the Illinois Public Accounting Act. Instead, the Form 8-K response includes a new biography for Mr. Leatherman, which appears to the Reporting Persons to be an attempt to camouflage a biographical restatement alongside new biographies for two other longstanding members of the Board. In the Reporting Persons’ view, Mr. Leatherman’s new biography, while now claiming that he has not practiced as a CPA, again improperly implies that he is qualified as a CPA, stating “[i]n 1984, Mr. Leatherman received a Certified Public Accountant certificate.” The Reporting Persons again remind the Board that under applicable law, individuals who have not earned a CPA license may not use the terms “Certified Public Accountant,” “CPA,” or similar terms like “Certified Public Accountant certificate” that may be misleading to the public. The Reporting Persons find this wordsmithing disingenuous and insulting to stockholders.

In the Reporting Persons’ view, the Form 8-K response is yet another instance of the Board failing to hold itself accountable, both for misrepresentations as to Mr. Leatherman’s qualifications and for the value destruction overseen by the Board, as detailed in the November 22 Letter. The Issuer announced in the Form 8-K that Lead Independent Director Bill Dempsey would replace Mr. Leatherman as Chairman of the Board at the 2017 Annual Meeting. The Reporting Persons remain perplexed as to how passing the chairmanship from one long-time director to another does anything to “deepen and diversify the expertise of the Board,” as the Issuer claims in the Form 8-K response. Indeed, the Reporting Persons cannot overlook that Mr. Dempsey, Mr. Leatherman, and other long-tenured Board members, despite their so-called “expertise,” oversaw a series of strategic and operational errors that have cost stockholders hundreds of millions of dollars, as explained in the November 22 Letter. Accordingly, the Reporting Persons do not view Mr. Dempsey as a voice independent from the Issuer’s past governance failures and believe the status quo will continue under his leadership.

The Reporting Persons have privately informed the Issuer of its grave concerns with the response and reiterated that Mr. Leatherman should be removed as a director and officer immediately. In light of the Form 8-K response, the Private Letter, and the apparent ongoing refusal to publicly and transparently address the governance concerns raised by the Reporting Persons, the Reporting Persons believe the Board has failed to place the best interests of stockholders ahead of the personal interests of insiders. Accordingly, the Reporting Persons believe they are left with no alternative but to run a slate of directors in opposition to the Board’s nominees at the 2017 Annual Meeting.

CUSIP NO. 51476K 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2016

Gilead Capital LP

By:	Gilead Capital GP LLC General Partner

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

Gilead Capital GP LLC

By:	/s/ Jeffrey A. Strong
	Name:	Jeffrey A. Strong
	Title:	Managing Member

/s/ Jeffrey A. Strong
Jeffrey A. Strong